EXCEED COMPANY LIMITED

FOURTH QUARTER AND FULL YEAR 2013 FINANCIAL RESULTS

Fujian, China, April 30, 2014 – Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or the “Company”), the owner and operator of the “Xidelong” brand, one of the leading domestic sportswear brands in China, today released its financial results for the fourth quarter and the year ended December 31, 2013.

Financial Highlights – Fourth Quarter ended December 31, 2013 (unaudited)(1)

•	Revenue was RMB495.9 million (US$81.9 million), representing a 32.7% year-over-year increase.
•	Gross profit was RMB135.3 million (US$22.3 million), representing a 32.8% year-over-year increase. Gross margin was 27.3%, which remained the same as the fourth quarter ended December 31, 2012.
•	Operating profit was RMB31.6 million (US$5.2 million), representing a 137.6% year-over-year increase.
•	Net profit was RMB21.7 million (US$3.6 million), representing a 104.7% year-over-year increase.

Financial Highlights – Full Year ended December 31, 2013 (audited)(1)

•	Revenue was RMB1,629.6 million (US$269.2 million), representing a 31.6% year-over-year decrease.
•	Gross profit was RMB441.0 million (US$72.8 million), representing a 34.7% year-over-year decrease. Gross margin was 27.1%, representing a decrease of 1.2 percentage points year-over-year.
•	Operating profit was RMB94.5 million (US$15.6 million), representing a 59.2% year-over-year decrease.
•	Net profit was RMB65.5 million (US$10.8 million), representing a 67.1% year-over-year decrease.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “2013 proved to be a challenging year for Exceed and the Chinese sportswear industry in general. Our financial results for the fourth quarter and the year ended December 31, 2013 continued to be impacted by the weakening consumer demand in China for our products, which was primarily due to the ongoing global macroeconomic uncertainties and the slowdown of economic growth in China. However, we have seen signs of a slow market recovery in the domestic sportswear industry, and we believe that the excessive inventory or stocking, which bothered the domestic sportswear industry for quite some time, is gradually reducing. In response to the prevailing market conditions, we took a prudent approach to control the amount of orders placed by our distributors. In addition, we continue to enhance the efficiency of our distribution network by closing or relocating inefficient retail selling locations. We believe that these initiatives will help to reduce the overall inventory of finished products in the retail selling locations.”

(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of US$1.00 = RMB6.0537, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve on December 31, 2013. The translation of amounts from RMB to U.S. dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on December 31, 2013.

“Despite the unfavorable operating environment and volatile prospects, we are still confident in the outlook of China’s sportswear industry. We believe that the economic slowdown will not hinder the development of the domestic sportswear industry in the long run. Our experience over the years has led us to believe that market demand for leisure sportswear will be a dominant driving force behind the growth of the industry. The increase in demand is mainly attributable to the increase in the disposable income of consumers and changes in the attitude of consumption, and we are optimistic about the long-term development of the domestic sportswear industry. We believe Exceed is in a good position to consolidate its leading position in its target market segments as the market develops.”

Unaudited Fourth Quarter and Audited Fiscal Year 2013 Financial Results

Revenue breakdown

	Quarter Ended
	Dec 31, 2013 US$’000	Dec 31, 2013 RMB’000	% of Revenue	Dec 31, 2012 RMB’000	% of Revenue	Fourth Quarter YoY Growth
Footwear	37,386	226,327	45.6%	193,731	51.8%	16.8%
Apparel	43,705	264,574	53.4%	173,075	46.3%	52.9%
Accessories	821	4,968	1.0%	6,932	1.9%	(28.3)%
Total	81,912	495,869	100.0%	373,738	100.0%	32.7%

	Year Ended
	Dec 31, 2012 US$’000	Dec 31, 2013 RMB’000	% of Revenue	Dec 31, 2012 RMB’000	% of Revenue	Fiscal Year YoY Growth
Footwear	123,965	750,448	46.1%	1,144,843	48.0%	(34.5)%
Apparel	141,135	854,391	52.4%	1,198,186	50.3%	(28.7)%
Accessories	4,093	24,777	1.5%	40,487	1.7%	(38.8)%
Total	269,193	1,629,616	100.0%	2,383,516	100.0%	(31.6)%

Revenue. Although a slow recovery occurred towards the end of 2013, the global macroeconomic environment had remained difficult for much of the year, which had an adverse impact on the Chinese economy and its sportswear industry. In addition, initial forecasts for sports products demand in preceding years proved to be overly optimistic, leading to an industry-wide build-up in inventory levels. In response, most sportswear brands aggressively cleared their excessive inventory. In an effort to maintain our competitive position and pricing power and to manage inventory levels and the efficiency of our distribution network, we enacted a number of strategic initiatives throughout the year. Among others, as all of our products are sold to distributors, we actively engaged our distributors and authorized third party retailers to manage the level of wholesale orders placed with us but not yet manufactured. In anticipation of weaker consumer demand and to prevent a buildup of inventory at our distributors, we trimmed our production and delivery activities. As a result, revenue for the fourth quarter of 2013 was RMB495.9 million (US$81.9 million), representing a 32.7% increase from RMB373.7 million for the same period in 2012. However, revenue decreased by 31.6%, from RMB2,383.5 million for 2012 to RMB1,629.6 million (US$269.2 million) for 2013. The year-over-year decrease in revenue was primarily due to a decrease in the volume of products produced and sold.

●	Footwear. Revenue from footwear accounted for 45.6% and 46.1% of our total revenue for the fourth quarter and the full year of 2013, respectively. Our footwear products include nine categories: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage design footwear and cross-training footwear. A portion of our footwear production is outsourced.

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Revenue from footwear decreased by 34.5%, from RMB1,144.8 million for 2012 to RMB750.4 million (US$124.0 million) for 2013, primarily due to a 32.7% decrease in sales volume and a 2.7% decrease in the average selling price (“ASP”). The decrease in ASP was attributable to the introduction of a range of lower priced footwear products to target the mass market and to better align with customer preferences.

Revenue from footwear was RMB226.3 million (US$37.4 million) for the fourth quarter of 2013, representing an increase of 16.8% from RMB193.7 million for the same period in 2012. This increase was primarily due to a 5.4% increase in sales volume and a 10.8% increase in ASP as a result of a slow market recovery in the fourth quarter of 2013.

●	Apparel. Revenue from apparel accounted for 53.4% and 52.4% of our total revenue for the fourth quarter and the full year of 2013, respectively. Our apparel products primarily include sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel decreased by 28.7%, from RMB1,198.2 million for 2012 to RMB854.4 million (US$141.1 million) for 2013. This decrease was primarily due to a 42.8% decrease in sales volume, which was partially offset by a 24.6% increase in ASP. The increase in ASP was primarily caused by the improvement of the design and quality of certain apparel products to better align with consumer demand. To a lesser extent, the increase in ASP was also attributable to the increase in the proportion of sales of higher priced winter collection. For 2013, higher priced winter collection apparel accounted for 19.6% of the total apparel sales, compared with 9.4% for 2012.

Revenue from apparel was RMB264.6 million (US$43.7 million) for the fourth quarter of 2013, an increase of 52.9% from RMB173.1 million for the same period in 2012. This increase was due to a 17.9% increase in sales volume and 29.7% increase in ASP, which was mainly attributable to the slow market recovery in the fourth quarter of 2013. To a lesser extent, the increase in ASP was also attributable to the increase in the proportion of sales of higher priced winter collection compared with the same period of 2012.

●	Accessories. Revenue from accessories accounted for 1.0% and 1.5% of our total revenue for the fourth quarter and the full year of 2013, respectively. Our accessories products primarily include sports caps, sports socks, bags and backpacks. Our accessories production is entirely outsourced.

Revenue from accessories decreased by 38.8%, from RMB40.5 million for 2012 to RMB24.8 million (US$4.1 million) for 2013. Revenue from accessories was RMB5.0 million (US$0.8 million) for the fourth quarter of 2013, representing a decrease of 28.3% from RMB6.9 million for the same period in 2012. The decreases in revenue for the fourth quarter and for the full year of 2013 were primarily attributable to the decrease in overall sales of our main products.

Gross profit and Gross profit margin. Our gross profit for 2013 decreased by 34.7% to RMB441.0 million (US$72.8 million) from RMB675.7 million for 2012, primarily as a result of the decrease in revenue. Overall gross profit margin for 2013 decreased by 1.2 percentage points to 27.1% from 28.3% for 2012, primarily as a result of the increase in supply and outsourcing costs, which was largely attributable to the increasing costs of raw materials and labor and costs of finished goods purchased from contract manufacturers. We will continue our efforts to maintain our gross margin by balancing product pricing and production cost moving forward.

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As a result of the slow market recovery, gross profit for the fourth quarter of 2013 increased by 32.8% to RMB135.3 million (US$22.3 million) from RMB101.9 million for the same period for 2012. Gross profit margin was 27.3% for the fourth quarter of 2013, which remained the same as the same period of 2012.

Other income and gains. Other income and gains decreased by 38.5% to RMB2.4 million (US$0.4 million) for the fourth quarter of 2013 from RMB3.9 million for the same period in 2012. Other income and gains decreased by 23.3% to RMB12.2 million (US$2.0 million) for 2013 from RMB15.9 million for 2012.

The decrease in other income and gains for the fourth quarter and full year of 2013 was mainly attributable to the decrease in the average interest rate and the average amount of deposits. Other income and gains in 2013 mainly consisted of interest income derived from short-term time deposits, with an average outstanding balance of RMB371.0 million (US$61.3 million) for 2013, bearing interest of 2.85% per annum.

Selling and distribution costs. Selling and distribution costs for the fourth quarter of 2013 was RMB76.5 million (US$12.6 million), representing an increase of 13.0% from RMB67.7 million for the same period for 2012. Selling and distribution costs for 2013 were RMB260.8 million (US$43.1 million), representing a decrease of 25.0% from RMB347.7 million for 2012.

The decrease in selling and distribution costs for the full year of 2013 was primarily due to decreases in advertising and promotional expenses. Advertising and promotional expenses decreased from RMB328.4 million for 2012 to RMB246.6 million (US$40.7 million) for 2013, primarily because of the decrease of renovation subsidies provided to our distributors and third-party retailers for their renovation of certain existing Xidelong retail selling locations, some of which were received in the form of standardized promotional materials and display equipment. The decrease was mainly due to the decrease in the average size of retail selling locations renovated. The average size of retail selling locations renovated decreased from 87 sq. meters in 2012 to 74 sq. meters in 2013. We focused on renovating retail selling locations with relatively smaller areas in 2013. Moreover, in 2013, our advertising and promotional activities continued to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by China’s General Administration of Sport, the government agency responsible for sports activities administration in China.

The increase in selling and distribution costs for the fourth quarter of 2013 was primarily due to an increase in advertising and promotional expenses. Advertising and promotional expenses increased from RMB63.9 million for the fourth quarter of 2012 to RMB73.1 million (US$12.1 million) for the fourth quarter of 2013. During the fourth quarter of 2013, 155 new Xidelong retail selling locations were opened and 477 existing Xidelong selling locations were renovated either by our distributors or by third-party retailers, some of which received renovation subsidies from us in the form of standardized promotional materials and store displays. In comparison, there were 11 new Xidelong retail locations opened and 205 existing Xidelong selling locations renovated during the same period of 2012.

Administrative expenses. Administrative expenses for the fourth quarter of 2013 was RMB15.0 million (US$2.5 million), representing an increase of 0.7% from RMB14.9 million for the same period in 2012. Administrative expenses for 2013 was RMB51.2 million (US$8.5 million), a decrease of 24.6% from RMB67.9 million for 2012.

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The decrease in administrative expenses for the full year of 2013 was primarily due to the decrease in other taxes, employee share-based payment and professional and consultancy fees. Other taxes, including Urban Maintenance Construction Tax, Educational Surcharge, Local Educational Surcharge, etc, decreased from RMB16.9 million for 2012 to RMB11.8 million (US$1.9 million) for 2013, primarily because of the decline in our revenue. Employee share-based payment expenses decreased from RMB5.9 million for 2012 to RMB2.0 million (US$0.3 million) for 2013, because most of the shares previously granted under our equity incentive plan had been fully vested as of June 30, 2013. The decrease in professional and consultancy fees from RMB9.1 million for 2012 to RMB7.1 million (US$1.2 million) for 2013 was a result of our continuing efforts in cost control, which resulted in a decrease in the amount of professional and consulting services procured from our service providers. Merger related expenses of RMB2.7 million (US$0.5 million) incurred in relation to our going private transaction, were included in the professional and consultancy fees.

Administrative expenses remained constant for the fourth quarter of 2013 when comparing to the same period of 2012. The increase in the professional and consultancy fees from RMB1.3 million for the fourth quarter of 2012 to RMB4.3 million (US$0.7 million) for the fourth quarter of 2013, was partially offset by a decrease in employee share-based payment expenses from RMB1.5 million for the fourth quarter of 2012 to RMB0.2 million (US$33,000) for the fourth quarter of 2013. Professional and consultancy fees increased in the fourth quarter of 2013, which was mainly attributable to our going private transaction, where we obtained more professional and consultancy services. Our going private transaction is ongoing. Employee share-based payment expenses decreased in the fourth quarter of 2013 because most of the shares previously granted under our equity incentive plan had been fully vested as of June 30, 2013.

Research and development expenses. Research and development expenses for the fourth quarter of 2013 were RMB14.6 million (US$ 2.4 million), representing an increase of 46.0% from RMB10.0 million for the same period in 2012. Research and development expenses for 2013 was RMB46.6 million (US$ 7.7 million), representing an increase of 5.4% from RMB44.2 million for 2012.

The research and development expenses increased for the fourth quarter and the full year of 2013 as we continue to allocate resources towards research and development work as well as our research and development efforts in cooperation with the General Administration of Sport of China to increase the quality and sophistication of our products so as to enhance our brand recognition.

Finance costs. Finance costs for the fourth quarter of 2013 was RMB0.2 million (US$33,000), representing a decrease of 33.3% from RMB0.3 million for the same period in 2012. The decrease was mainly due to a decrease in the average interest rate for our short-term bank borrowings for the fourth quarter of 2013.

Finance costs for 2013 was RMB1.1 million (US$0.2 million), representing an increase of 83.3% from RMB0.6 million for 2012, primarily due to an increase in the average outstanding balance of our short-term bank borrowings for 2013.

Profit before tax. As a result of the foregoing, profit before tax for the fourth quarter of 2013 was RMB31.4 million (US$ 5.2 million), representing an increase of 141.5% from RMB13.0 million for the same period in 2012. Profit before tax for 2013 was RMB93.3 million (US$15.4 million), representing a decrease of 59.6% from RMB231.2 million for 2012.

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Tax. Tax expenses increased by 304.2% from RMB2.4 million for the fourth quarter of 2012 to RMB9.7 million (US$1.6 million) for the fourth quarter of 2013. The increase in tax expenses for the fourth quarter of 2013 was primarily due to the increase in profit before tax and the increase in the applicable tax rate of Xidelong (China) Co., Ltd. Xidelong (China) Co., Ltd. was entitled to a 50% reduction in the PRC enterprise income tax until December 31, 2012, after which it was subject to the standard tax rate of 25%. Therefore, the tax rate applied to Xidelong (China) Co., Ltd. was 12.5% in the fourth quarter of 2012 and 25% in the fourth quarter of 2013, respectively. The effective tax rates for the fourth quarter of 2013 and 2012 were 30.9% and 18.5%, respectively.

Tax expenses decreased by 13.7% from RMB32.2 million for 2012 to RMB27.8 million (US$4.6 million) for 2013 primarily due to the decrease in profit before tax, partially offset by the increase in the applicable tax rate of Xidelong (China) Co., Ltd. Xidelong (China) Co., Ltd. was entitled to a 50% reduction in the PRC enterprise income tax until December 31, 2012, after which it was subject to the standard tax rate of 25%. Therefore, the tax rate applied to Xidelong (China) Co. Ltd. was 12.5% in 2012 and 25% in 2013, respectively. The effective tax rate for 2012 and 2013 were 13.9% and 29.8%, respectively.

Profit. As a result of the above factors, profit for the fourth quarter of 2013 was RMB 21.7 million (US$3.6 million), representing an increase of 104.7% from RMB10.6 million for the same period for 2012. Profit for 2013 was RMB65.5 million (US$10.8 million), representing a decrease of 67.1% from RMB198.9 million for 2012.

Balance Sheet

Inventory. The average inventory turnover days for the fourth quarter ended December 31, 2013 and 2012 were 4 days and 7 days, respectively. The average inventory turnover days for the year ended December 31, 2013 and 2012 were both 5 days. The average inventory turnover days remained relatively stable as a result of our effective production planning, procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the fourth quarter of 2013 and 2012 were 205 days and 274 days, respectively. The average trade receivables turnover days for 2013 and 2012 were 250 days and 137 days, respectively. Average trade receivables turnover days for 2013 increased as the unfavourable market conditions have lengthened the time required for our distributors to settle their invoices. As a result, we have been closely monitoring trade receivables that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle an outstanding balance. We, however, do not make any provision for the overdue balance if (1) we have ongoing trading relationship with the distributor; (2) we have received payments on other invoices from the distributor; and (3) we do not have on-going disputes on the amount overdue with the distributor.

The decrease in the average trade receivables turnover days for the fourth quarter of 2013 was primarily attributable to our continuing efforts to maintain a tight control on our trade receivables balance.

Trade payables. The average trade payables turnover days for the fourth quarter of 2013 and 2012 were 17 days and 9 days, respectively. The average trade payables turnover days for 2013 and 2012 were 10 days and 7 days, respectively. Average trade payables turnover days were within the normal credit period granted by our suppliers.

Cash and cash equivalents. Cash and cash equivalents decreased to RMB486.6 million (US$80.4 million) as of December 31, 2013 from RMB587.7 million as of September 30, 2013, which was primarily a result of cash outflow from operating activities of RMB86.1 million (US$14.2 million).

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Cash Flow. Cash outflow from operating activities for the fourth quarter of 2013 was RMB86.1 million (US$14.2 million) compared to an inflow of RMB47.5 million for the same period for 2012.

For 2013, our net cash inflow from operating activities was RMB56.6 million (US$9.4 million), which was primarily attributable to profit before tax of RMB93.3 million (US$15.4 million), an increase in trade payables of RMB50.3 million (US$8.3 million) and non-cash expenses in the amount of RMB20.2 million (US$3.3 million), including depreciation of property, plant and equipment, amortization of intangible assets and expense recognized in respect of equity-settled share-based payments, which was partially offset by an increase in trade receivables of RMB59.3 million (US$9.8 million) and PRC tax payment of RMB20.5 million (US$3.4 million).

For 2013, our net cash outflow from our investing activities was RMB234.2 million (US$38.7 million), which was mainly due to an increase in construction-in-progress in Jiangxi Province and Fujian Province of RMB246.8 million (US$40.8 million).

For 2013, our net cash inflow from our financing activities was RMB26.8 million (US$4.4 million) due to a new loan of HKD60.0 million (US$7.7 million) from a shareholder, which is repayable on May 31, 2015 with an annual interest rate of 7%.

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Business Highlights and Outlook

■	There were 3,080 Xidelong retail selling locations as of December 31, 2013. During the fourth quarter of 2013, there was a net decrease of 221 locations as compared with the number of locations as of September 30, 2013. During the year of 2013, there was a net decrease of 1,829 locations as compared with the number of locations as of December 31, 2012. The net decrease of retail selling locations was caused by the closure of the relatively inefficient retail selling locations. Our retail selling locations are operated either by our distributors or by authorized third party retailers.

■	On November 19, 2013, Xidelong (China) Co., Ltd., our principal PRC subsidiary, was successfully awarded as one of the “Most Influential Chinese Brands” in the corporate activity organized by hc360.com, a B2B e-commerce platform in China.

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Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Investor Relations Exceed Company Ltd. Vivien Tai +852 3975-8116 ir@xdlong.cn

– FINANCIAL TABLES TO FOLLOW –

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EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31			Three months ended December 31
	2013	2013	2012	2013	2013	2012
	US$'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	269,193	1,629,616	2,383,516	81,912	495,869	373,738

Cost of sales	(196,352)	(1,188,657)	(1,707,801)	(59,563)	(360,578)	(271,801)

Gross profit	72,841	440,959	675,715	22,349	135,291	101,937

Other income and gains	2,007	12,150	15,917	393	2,378	3,866
Selling and distribution costs	(43,086)	(260,828)	(347,680)	(12,634)	(76,480)	(67,653)
Administrative expenses	(8,458)	(51,203)	(67,932)	(2,483)	(15,036)	(14,891)
Research and development expenses	(7,700)	(46,613)	(44,227)	(2,406)	(14,563)	(10,005)

OPERATING PROFIT	15,604	94,465	231,793	5,219	31,590	13,254

Finance costs	(185)	(1,122)	(638)	(40)	(240)	(252)

PROFIT BEFORE TAX	15,419	93,343	231,155	5,179	31,350	13,002

Tax	(4,592)	(27,801)	(32,213)	(1,597)	(9,665)	(2,368)

PROFIT FOR THE YEAR/PERIOD	10,827	65,542	198,942	3,582	21,685	10,634

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF FINANCIAL POSITION

				As of
	As of December 31			September 30
	2013	2013	2012	2013
	US$'000	RMB'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)

NON-CURRENT ASSETS
Property, plant and equipment	93,765	567,627	330,914	564,030
Prepaid land lease payments	4,354	26,355	27,103	26,542
Deposit paid for acquisition of land use rights	24,776	149,986	149,986	149,986
Total non-current assets	122,895	743,968	508,003	740,558

CURRENT ASSETS
Inventories	3,139	19,001	11,655	13,219
Trade receivables	188,954	1,143,872	1,084,535	1,068,781
Prepayments, deposits and other receivables	3,258	19,719	24,396	17,773
Cash and cash equivalents	80,388	486,647	637,184	587,655
Total current assets	275,739	1,669,239	1,757,770	1,687,428

CURRENT LIABILITIES
Trade payables	9,773	59,160	8,831	75,497
Deposits received, other payables and accruals	9,060	54,849	61,681	68,902
Interest-bearing bank borrowings	1,652	10,000	30,000	20,000
Tax payable	1,595	9,653	2,357	6,858
Total current liabilities	22,080	133,662	102,869	171,257

NET CURRENT ASSETS	253,659	1,535,577	1,654,901	1,516,171

TOTAL ASSETS LESS CURRENT LIABILITIES	376,554	2,279,545	2,162,904	2,256,729

NON-CURRENT LIABILITIES
Loan from a shareholder	8,052	48,747	-	48,432
Total non-current liabilities	8,052	48,747	-	48,432

Net assets	368,502	2,230,798	2,162,904	2,208,297

STOCKHOLDER’S EQUITY
Share capital	4	23	23	23
Treasury shares	(2,626)	(15,898)	(15,898)	(15,898)
Retained profits	286,838	1,736,428	1,678,920	1,717,336
Reserves	84,286	510,245	499,859	506,836

Total equity	368,502	2,230,798	2,162,904	2,208,297

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31			Three months ended December 31
	2013	2013	2012	2013	2013	2012
	US$'000	RMB'000	RMB'000	US$'000	RMB'000	RMB'000
	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)

Net cash inflow/(outflow) from operating activities	9,352	56,615	(229,319)	(14,228)	(86,124)	47,491
Net cash outflow from investing activities	(38,695)	(234,247)	(123,391)	(813)	(4,926)	(124,009)
Net cash inflow/(outflow) from financing activities	4,429	26,814	25,707	(1,652)	(10,000)	20,038
Effect of foreign exchange rate changes	47	281	(130)	7	42	(80)

Net decrease in cash and cash equivalents	(24,867)	(150,537)	(327,133)	(16,686)	(101,008)	(56,560)
Cash at beginning of the year/period	105,255	637,184	964,317	97,074	587,655	693,744
Cash at end of the year/period	80,388	486,647	637,184	80,388	486,647	637,184